

Mail Stop 3561

February 4, 2016

Kenneth T. Moore
President and Chief Executive Officer
PostAds, Inc.
201 S.E. 15th Terrace
Suite 203
Deerfield Beach, Florida 33431

       Re: PostAds, Inc.
             Registration Statement on Form S-1
             Filed January 8, 2016
             File No. 333-208931

Dear Mr. Moore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have nominal operations and assets consisting only of cash and cash equivalents. Please refer to Rule 405 under the Securities Act of 1933, as amended. If you conclude that your company is a shell company, please revise your prospectus to disclose that you are a shell company and disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

Kenneth T. Moore
PostAds, Inc.
February 4, 2016
Page 2

2. Given the nature of the offering, the size of the offering relative to the number of shares outstanding held by non-affiliates, and the identity and nature of the selling shareholders, it appears that this offering may be by or on behalf of the registrant. If so, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Please provide us with a detailed analysis of why this offering is not by or on behalf of the registrant and address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09. Alternatively, please revise the registration statement to name the selling stockholders as underwriters, disclose that such selling stockholders must resell their shares at a fixed price throughout the offering, even after you become quoted or listed, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections.

3. We note statements in your prospectus about your "meaningful revenues" and "minimal revenues." We also note that your financial statements do not reflect any revenues earned. Please state clearly whether you have generated any revenue to date, and provide additional context about any revenue that you may have earned.

Prospectus Summary, Page 2

4. Please include on page 3 the lack of an independent audit or compensation committee and independent director, and Mr. Moore's ability to determine the outcome of all matters voted on by security holders by virtue of his ownership of 2,000,000 shares of super voting preferred stock. Please refer to Item 503(a) and the Instruction to paragraph 503(a) of Regulation S-K.

The Offering, page 4

5. Please disclose the issuance of 2,000,000 preferred shares to Mr. Moore.

6. We note your disclosure on page 7 that the selling shareholders will "offer the shares at prevailing market prices or privately negotiated prices." Elsewhere you indicate that selling shareholders will sell at a fixed price until you are quoted on the OTCQB. Please revise.

Risks Related to Our Business

If We Are Unable To Generate Sufficient Revenues For Our Operating Expenses, page 8

7. It appears you may need to obtain additional financing before you begin generating revenue. Please revise this risk factor to discuss the possibility that you may need financing to begin generating revenue.

We Are Dependent On The Sale Of Our Securities To Fund Our Operations, page 11

8.   Please revise this risk factor to discuss how the sale of additional securities could have a dilutive effect on the holdings of existing shareholders.

OTC Markets Considerations, page 23

9.   Please tell us the basis for your belief that "market makers will enter 'piggyback' quotes and [your] securities will thereafter be quoted by on the OTC Markets" after effectiveness.

Description of Securities, page 24

10.   Please disclose whether the common stock and preferred stock vote together as a single class.

Our Business

Revenues, page 30

11.   Please provide a more specific description of the website features you plan to complete in April 2016. Please discuss how each feature will operate, if and how it will generate revenue, and the costs associated with completion.

Auctions, page 31

12.   Please enhance your disclosure regarding the "Auction" section of your website. Please discuss how this section operates, the associated costs, and how it generates revenue.

13.   Please discuss the basis for your belief that your auction services are more advantageous than the "other services" you reference. Please also provide this information in your Competition section on page 34.

Material Agreements, page 32

14.   According to Exhibit 10.5, a balance of $10,000 for development of the bulk uploader is due in April of 2016. Please revise the last sentence of the first paragraph to state April 2016 instead of April 2015.

Management's Discussion and Analysis of Financial Condition . . ., page 35

15.   Please disclose any expected sources of funding for each milestone, and how you intend to meet each of the milestones if you cannot receive funding.

Interim Financial Statements

Statement of Changes in Stockholders' Equity, page F-4

16.	Please tell us how you considered SAB Topic 4:B in the above statement for the conversion from a sole proprietorship to a "C" Corporation. In this the regard, undistributed earnings or losses from a non-taxable conduit entity should generally be reclassified to paid-in-capital absent a statutory prohibition. Please advise or revise.

Annual Financial Statements

Note 2 - Going Concern, page F-19

17.	Please note that filings containing accountant's reports that are qualified as a result of questions about the entity's continued existence must contain appropriate and prominent disclosure of the registrant's *viable* plans to overcome these difficulties. Your disclosure here and on page F-7 indicates that the Company intends to fund operations through equity financing arrangements; however, you state on page 38 that you have no external sources of liquidity and your officers and directors have made no commitments with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees. Please revise your disclosure to include more detailed disclosure of your viable plans to overcome your financial difficulties. If you do not have viable plans to overcome such difficulties, then your financial statements should more appropriately be based on the assumption of liquidation. Refer to Section 607.02 of the Financial Reporting Codification.

Note 3 – Summary of Significant Accounting Policies, page F-19

Recent Accounting Pronouncements, page F-21

18.	Please disclose whether and when you adopted Accounting Standards Update No. 2014-10 (ASU 2014-10), which eliminates certain financial reporting requirements of development stage entities as defined in ASC 915. If you have not adopted ASU 2014-10, please tell us how you considered the requirements of ASC 915 in your annual financial statements. If you have adopted ASU 2014-10, please explain how you have complied with ASC 275-10-50-2A.

Note 4 – Stockholders Equity, page F-22

A) Common Stock

19.	You state on page 18 that on August 17, 2015, 9,000,000 shares were issued to Kenneth T. Moore for services rendered and were valued at $9,000. In the above-referenced note, you indicate the Company had 9,000,000 *to be issued and*

outstanding shares of common stock to be issued to the Company's Founder in August 2015. Your disclosure on page F-6 indicates you valued and accounted for the shares retroactively to 2013 treating the nominal value as an expense of 2013. Please explain in detail your basis in GAAP for the retrospective treatment of the stock issuance per Section 805-50 of the Accounting Standards Codification. Please be detailed in your response. Lastly, please reconcile your accounting with your disclosure of Stock-Based Compensation on page F-20 which suggests grant-date accounting.

20.   You indicate on page 19 that Kenneth T. Moore gifted 1,900,000 shares to Keith Moore and 400,000 shares to Frank Rocco. Please explain the purpose of the share transfer including whether Mr. Moore or Mr. Rocco provided services to the registrant. If so, please refer to ASC 718-10-15-4. In the event no services were provided, please tell us whether any accounting effect was reflected in the financial statements for such gifted shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim, Staff Accountant, at 202-551-3323 or James Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at 202-551-6521, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Brenda Hamilton, Esq.